On January 25, 2017, Focus Ventures Ltd. announced that it has appointed a new Director and President and that it proposes to complete a non-brokered private placement financing of up to 8.0 million units at CAD$0.05 per unit, for proceeds of up to CAD$4.0 million.  Excerpts from the announcement are set forth below:

Focus Appoints Gordon Tainton as President; Announces Private Placement

January 25, 2017; Vancouver, Canada:  Focus Ventures Ltd. is pleased to announce that Gordon Tainton has been appointed President and a Director of the Company effective immediately.  Mr. Tainton brings many years of experience in the international fertilizer and financial markets and will succeed David Cass who is stepping down as President.  David will remain as a Director and continue to provide services as a consultant to the Company.

Mr. Tainton has over 25 years of experience at senior management levels in various sectors of the fertilizer industry, including inspection and testing services across all nutrients, distribution, port/terminal development, trading, shipping, off-take agreements, and project finance.  Within management teams, he has financed and developed port/terminal projects for bulk liquid and solid products in the Americas, Asia and Oceania.  He spent eight years with Sumitomo Corp. of Tokyo sourcing, purchasing and delivering key intermediate bulk and bagged products to the phosphate production industry.  In 1992, Gordon participated in a management led acquisition of Inspectorate plc, one of the world’s largest independent control services groups, which was subsequently sold to British Standards Institute in 1998.  During his tenure at Inspectorate plc, volumes of ferrous minerals, fertilizers and commodity chemicals inspected and tested increased by more than 25%.  Since 2010 Gordon has held various executive and non-executive Board positions in both public and private companies.  Gordon is currently a Director of NEOS Resources plc and Executive Director of Grange Mining plc.

Simon Ridgway, Chairman of Focus, commented: “On behalf of the Board I would like to welcome Gordon to the team.  It has become clear from discussions with potential partners in the fertilizer industry that the Company would benefit greatly with leadership from an expert in fertilizers with the knowledge to know the value drivers in this industry.  Gordon brings these attributes and we look forward to his input in guiding the Company to achieve its vision of becoming a Phosphate producer.

I would like to take this opportunity to thank David Cass for his tireless efforts since 2008 as Focus’ President, which led to the discovery of the Bayovar 12 deposit and the completion of a positive Pre-Feasibility Study for the project.  We look forward to his continued contributions at board level going forward.”

Private Placement

The Company announces that it proposes, subject to stock exchange approval, to complete a non-brokered private placement financing of up to 80 million units at $0.05 per unit, for proceeds of $4.0 million. Each unit will consist of one common share and one full warrant, each full warrant entitling the holder to purchase one additional common share of the Company at $0.10 for five years from closing.

The proceeds of the financing are intended to be spent on engineering and marketing of the Bayovar 12 Project and for general working capital purposes.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

The Bayovar 12 Project

Bayovar 12 is located 40 km from the coast in the Sechura District of northern Peru, and hosts a large resource of highly-reactive sedimentary phosphate rock - a key raw material input for fertilizers and vital to world food production. The property is approximately 15 km northeast of the operating Miski Mayo Phosphate Mine, a JV between Vale, Mitsui and Mosaic. Focus is the majority owner in the Project through its 70% ownership of Juan Paolo Quay S.A.C., title holder of the Bayovar 12 mining concession.

In May 2016 Focus published an Independent NI 43-101 Prefeasibility Study on Bayovar 12 prepared by M3 Engineering, Golder Associates and International Mining Consultants. The Study demonstrates that a large-scale open pit mine producing 1MT per year of concentrates for use as direct application phosphate fertilizer has the potential to deliver impressive cash margins over an initial 20 year mine life, with payback in 3.9 years, a 26.3% IRR and after-tax NPV of $458 million (7.5% discount rate). The full report is available for review on the Company’s website and at www.sedar.com.

Reactive phosphate rock from Sechura is a natural, slow-release source of phosphorus that can be applied directly to crops.  Focus aims to supply direct application phosphate rock to the nearby agricultural regions of South and Central America, the fastest growing fertilizer market in the world.  Natural, direct application phosphate rock contains no added chemicals and is absorbed into the earth more efficiently and safely than processed fertilizers, saving farmers money, providing better yields and helping to minimize environmental impacts.

Qualified Person

The information presented in this press release was reviewed by David Cass, a Director of Focus, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101.

ON BEHALF OF THE BOARD

Simon Ridgway, Chief Executive Officer

For further information, contact:

Gordon Tainton, President

Tel: 604-248-8380;  Fax: 604-682-1514

Email: info@focusventuresltd.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this news release constitute forward-looking statements within the meaning of Canadian securities legislation.  All statements included herein, other than statements of historical fact, are forward-looking statements and include, without limitation, statements about the Company’s Bayovar 12 project and the proposed financing.  Often, but not always, these forward looking statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by forward-looking statements.  Such uncertainties and factors relate to, among other things, information regarding the Company’s plans for the Bayovar 12 project; whether the financing will be completed as planned and whether the financing proceeds will be spent as planned; changes in general economic conditions and financial markets; the Company or any joint venture partner not having the financial ability to meet its exploration and development goals; risks associated with the results of exploration and development activities, estimation of mineral resources and the geology, grade and continuity of mineral deposits; unanticipated costs and expenses; and  such other risks detailed from time to time in the Company’s quarterly and annual filings with securities regulators and available under the Company’s profile on SEDAR at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s stated goals for the Bayovar 12 project will be achieved; that the financing will be completed as planned and that the financing proceeds will be spent as planned; that there will be no material adverse change affecting the Company or its properties; and such other assumptions as set out herein.  Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.